UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

loanDepot, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

53946R106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons PCP Managers GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 104,532,372
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 104,532,372

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,532,372(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 57.43%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents (i) 4,087,473 shares of Class A Common Stock (“Class A Shares”) and (ii) 100,444,899 Class A Shares issuable in respect of (a) 3,388,886 shares of Class C Common Stock (“Class C Shares”), convertible (together with an equal number of units of LD Holdings Group LLC (“Units”)) into Class A Shares on a one-to-one basis at the election of the Reporting Person(s), (b) 97,026,671 shares of Class D Common Stock (“Class D Shares”) which are convertible into Class A Shares on a one-for-one basis at the election of the Reporting Person(s), (c) 29,342 Restricted Stock Units (“RSUs”) scheduled to vest by February 29, 2024.

(2)

Calculated based on (i) 81,557,677 Class A Shares outstanding as of November 8, 2023, as reported on the Issuer’s Form 10-Q filed on November 9, 2023, and (ii) 100,444,899 Class A Shares issuable in respect of the Class C Shares (and Units), Class D Shares, and RSUs scheduled to vest by February 29, 2024 beneficially owned by the Reporting Persons. If such calculation were based on the assumption that all Class C Shares and all of the Issuer’s Class D Shares that are convertible (together with an equivalent number of Units) at any time on a one-for-one basis into Class A Shares of the Issuer, were converted into Class A Shares, the Reporting Person’s beneficial ownership would be 32.56%.

1.	Names of Reporting Persons Brian P. Golson
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 104,532,372
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 104,532,372

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,532,372(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 57.43%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents (i) 4,087,473 Class A Shares and (ii) 100,444,899 Class A Shares issuable in respect of (a) 3,388,886 Class C Shares, convertible (together with an equal number of Units) into Class A Shares on a one-to-one basis at the election of the Reporting Person(s), (b) 97,026,671 Class D Shares which are convertible into Class A Shares on a one-for-one basis at the election of the Reporting Person(s), (c) 29,342 RSUs scheduled to vest by February 29, 2024.

(2)

Calculated based on (i) 81,557,677 Class A Shares outstanding as of November 8, 2023, as reported on the Issuer’s Form 10-Q filed on November 9, 2023, and (ii) 100,444,899 Class A Shares issuable in respect of the Class C Shares (and Units), Class D Shares, and RSUs scheduled to vest by February 29, 2024 beneficially owned by the Reporting Persons. If such calculation were based on the assumption that all Class C Shares and all of the Issuer’s Class D Shares that are convertible (together with an equivalent number of Units) at any time on a one-for-one basis into Class A Shares of the Issuer, were converted into Class A Shares, the Reporting Person’s beneficial ownership would be 32.56%.

1.	Names of Reporting Persons David J. Ament
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 104,532,372
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 104,532,372

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,532,372(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 57.43%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents (i) 4,087,473 Class A Shares and (ii) 100,444,899 Class A Shares issuable in respect of (a) 3,388,886 Class C Shares, convertible (together with an equal number of Units) into Class A Shares on a one-to-one basis at the election of the Reporting Person(s), (b) 97,026,671 Class D Shares which are convertible into Class A Shares on a one-for-one basis at the election of the Reporting Person(s), (c) 29,342 RSUs scheduled to vest by February 29, 2024.

(2)

Calculated based on (i) 81,557,677 Class A Shares outstanding as of November 8, 2023, as reported on the Issuer’s Form 10-Q filed on November 9, 2023, and (ii) 100,444,899 Class A Shares issuable in respect of the Class C Shares (and Units), Class D Shares, and RSUs scheduled to vest by February 29, 2024 beneficially owned by the Reporting Persons. If such calculation were based on the assumption that all Class C Shares and all of the Issuer’s Class D Shares that are convertible (together with an equivalent number of Units) at any time on a one-for-one basis into Class A Shares of the Issuer, were converted into Class A Shares, the Reporting Person’s beneficial ownership would be 32.56%.

Item 1(a).	Name of Issuer

loanDepot, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

26642 Towne Centre Drive

Foothill Ranch, CA 92610

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	PCP Managers GP, LLC

(ii)	Brian P. Golson

(iii)	David J. Ament

Item 2(b).	Address of the Principal Business Office, or if none, Residence

Four Embarcadero Center, Suite 3610

San Francisco, CA 94111

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number

53946R106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are directly or indirectly held by funds and entities managed or controlled by the Reporting Persons, including: Parthenon Investors III, L.P., Parthenon Investors IV, L.P., Parthenon Capital Partners Fund, L.P., Parthenon Capital Partners Fund II, L.P., PCAP Partners III, LLC, PCP Partners IV, L.P. and PCP Managers, L.P. (together, the “Parthenon Investors”). PCP Managers GP, LLC directly or indirectly exercises investment control with respect to each of the Parthenon Investors. Brian P. Golson and David J. Ament are Managing Partners of, and exercise decision-making power with respect to, PCP Managers GP, LLC, and therefore have voting and investment control over the reported securities. As such, each of the Reporting Persons may be deemed to beneficially own the reported securities. Notwithstanding the foregoing, this Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2024

PCP Managers GP, LLC

By:	/s/ Brian P. Golson
Name:	Brian P. Golson
Title:	Managing Member

/s/ Brian P. Golson
Brian P. Golson, Individually

/s/ David J. Ament
David J. Ament, Individually

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022, by and among the Reporting Persons (incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons on February 11, 2022).